FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL
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1. Name and Address of Reporting Person* Cole Robert C.	2. Date of Event Requiring Statement (Month/Day/Year) 1/1/03	4. Issuer Name and Ticker or Trading Symbol Derma Sciences, Inc. BSE/PSE: DMS; EBB: DSCI
(Last) (First) (Middle) 1248 Yellow Springs Road	3. IRS Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President - Sales and Marketing	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Chester Springs PA 19425			7. Individual or Joint/Group Reporting (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	TABLE II – Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deriv- ative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options	1/1/03 (1)	11/26/12	Common Stock	175,000	$0.50	D

Explanation of Responses:

(1) The stock options become exercisable at the rate of 35,000 on January 1, 2003, 35,000 on November 26, 2003 and 35,000 on each anniversary thereof through November 26, 2006

	/s/ Robert C. Cole **Signature of Reporting Person	1/28/03 Date
By: Raymond C. Hedger, Jr. Attorney in Fact
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient see Instruction 6 for procedure.

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CONFIRMATION STATEMENT

I, Robert C. Cole, hereby authorize and designate Hedger & Hedger, by Raymond C. Hedger, Jr. or Samantha J. Prince, to file on my behalf with the United States Securities and Exchange Commission Form 3-Initial Statement of Beneficial Ownership of Securities, Form 4-Statement of Changes in Beneficial Ownership, Form 5-Annual Statement of Changes in Beneficial Ownership, and Schedules 13D and 13G-Information Statements pursuant to Rules 13d-1 and 13d-2, during my tenure as an executive officer of Derma Sciences, Inc.

Date: January 28, 2003

/s/ Robert C. Cole